FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated February 09, 2015 – Block Listing Six Monthly Return

2.	Press release dated February 12, 2015 – Treasury Stock

3.	Press release dated February 16, 2015 – Holding(s) in Company

4.	Press release dated February 18, 2015 – PDMRs’ Shareholdings

5.	Press release dated February 19, 2015 – Treasury Stock

6.	Press release dated February 19, 2015 – PDMR’s Shareholding

7.	Press release dated March 2, 2015 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

Block Listing Six Monthly Return

RNS Number : 3956E
ARM Holdings PLC
09 February 2015

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2015

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Executive Share Option Scheme
Period of return:	From:	15 July 2014	To:	14 January 2015
Balance of unallotted securities under scheme(s) from previous return:		7,013,524
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		6,306
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,007,218

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2015

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Stock Option Plan
Period of return:	From:	15 July 2014	To:	14 January 2015
Balance of unallotted securities under scheme(s) from previous return:		18,260,006
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		18,260,006

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2015

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc NQ US schemes
Period of return:	From:	15 July 2014	To:	14 January 2015
Balance of unallotted securities under scheme(s) from previous return:		39,559,166
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		153,798
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		39,405,368

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2015

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Scheme
Period of return:	From:	15 July 2014	To:	14 January 2015
Balance of unallotted securities under scheme(s) from previous return:		574,954
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		557,593
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,017,361

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2015

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Unapproved Share Option Scheme
Period of return:	From:	15 July 2014	To:	14 January 2015
Balance of unallotted securities under scheme(s) from previous return:		45,710,430
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		45,710,430

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2015

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Option Plan
Period of return:	From:	15 July 2014	To:	14 January 2015
Balance of unallotted securities under scheme(s) from previous return:		216,721
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		216,721

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2015

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Employee Equity Plan
Period of return:	From:	15 July 2014	To:	14 January 2015
Balance of unallotted securities under scheme(s) from previous return:		575,649
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		6,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,300,595
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,275,054

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2015

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Long Term Incentive Plan
Period of return:	From:	15 July 2014	To:	14 January 2015
Balance of unallotted securities under scheme(s) from previous return:		3,105,327
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		44,243
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,061,084

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2015

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Deferred Annual Bonus Plan
Period of return:	From:	15 July 2014	To:	14 January 2015
Balance of unallotted securities under scheme(s) from previous return:		3,636,487
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		97,484
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,539,003

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2015

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc US Employee Stock Purchase Plan
Period of return:	From:	15 July 2014	To:	14 January 2015
Balance of unallotted securities under scheme(s) from previous return:		753,417
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		361,083
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,392,334

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 2

Treasury Stock

RNS Number : 7722E
ARM Holdings PLC
12 February 2015

ARM Holdings PLC
12 February 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 11 February 2015 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

2,499,094 ordinary shares at 568.00 pence per share
1,206,244 ordinary shares at 595.00 pence per share
627,681 ordinary shares at 567.00 pence per share
1,036,496 ordinary shares at 896.00 pence per share
1,795,273 ordinary shares at 919.00 pence per share

Following the above transfers of treasury stock, the Company held 687,755 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,411,473,081.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 3

Holding(s) in Company

RNS Number : 0321F
ARM Holdings PLC
16 February 2015

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	X
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	11th February 2015
6. Date on which issuer notified:	13th February 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	70,392,950	70,392,950	N/A	N/A	N/A	70,435,344	4.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD				1,188,134		Nominal	Delta
						0.08%	0.08%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
71,623,478			5.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Gareth Slade
15. Contact telephone number:	020 7743 2536

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 4

PDMRs' shareholdings

RNS Number : 2542F
ARM Holdings PLC
18 February 2015

PDMRs' shareholdings

ARM Holdings plc
18 February 2015
Announcement of dealings by PDMRs

ARM Holdings plc (the "Company") announces the following dealings by PDMRs of the Company, following the normal annual vesting of shares under the Company's incentive plans on 12 February 2015:

Antonio Viana sold 68,000 shares at a price of 1051.15 pence per share on 16 February 2015. His total resultant holding is 48,319 shares.

Graham Budd sold 67,000 shares at a price of 1060.27 pence per share on 17 February 2015. His total resultant holding is 250,523 shares.

Dipesh Patel sold 35,000 shares at a price of 1062.04 pence per share on 17 February 2015. His total resultant holding is 53,097 shares.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 5

Treasury Stock

RNS Number : 3508F
ARM Holdings PLC
19 February 2015

ARM Holdings PLC
19 February 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 18 February 2015 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

2,650 ordinary shares @ 396.16 pence per share
2,021 ordinary shares @ 446.40 pence per share

Following the above transfers of treasury stock, the Company held 683,084 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,411,477,752.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 6

PDMR's Shareholding

RNS Number : 3618F
ARM Holdings PLC
19 February 2015

PDMR's shareholding

ARM Holdings plc
19 February 2015
Announcement of dealing by a PDMR

ARM Holdings plc (the "Company") announces that Tom Lantzsch, who is a PDMR of the Company, sold 54,201 shares at a price of 1083.44 pence per share on 18 February 2015. His total resultant holding is 48,892 shares.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 7

Total Voting Rights

RNS Number : 2704G
ARM Holdings PLC
02 March 2015

ARM Holdings PLC

2 March 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 28 February 2015 consists of 1,412,160,836 ordinaryshares of .05 pence each with voting rights. ARM Holdings plc currently holds 683,084 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,411,477,752.

The above figure 1,411,477,752 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END